FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

June 1, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 1, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer provides an update on drilling at the Cobrecon copper-gold porphyry target, four holes have been completed and assays results are pending. Additional surface results better define the target, shifting drill focus to the southeast and, final drill results are reported for the Lucero target at the Cordillera del Condor Project, Peru.

Item 5.	Full Description of Material Change

The Issuer reports receipt, from Minera Afrodita, of additional surface geochemical results from the southeast zone of the Cobrecon anomaly, and the central portion of the Cobrecon Sur anomaly, within the Condor Copper-Gold District in northern Peru. Soil and rock sample results from both the Cobrecon and Cobrecon Sur porphyry targets outline two large, parallel porphyry systems.

Four holes have been completed at Cobrecon, where drilling has now stepped out 500 metres to the southeast to test a newly-discovered area of surface mineralization (multiple rock samples grading 0.2% to 0.5% copper at surface). Dorato has a right to acquire 100% of Minera Afrodita.

COBRECON TARGET

Four drillholes have been completed (CBC-01 to CBC-04) in the central portion of the Cobrecon porphyry target. Assay results are pending for all completed drillholes.

In the southern portion of the target, new soil sampling results have shifted the focus of drilling 500 metres to the southeast, where two drillholes are in progress and at least four additional drillholes are planned (Figure 1). The new soil results are complemented by mapping and rock sampling, which returned a cluster of surface rock samples grading between 0.11% copper and 0.5% copper. This is the most consistent porphyry mineralization discovered in the program to date.

The northern portion of the target, where rock samples returned up to 0.63% copper and 0.48 g/t gold, has not yet been drill-tested.

The additional soil sample results now completely define the soil anomaly (Figure 2). Soil molybdenum is the most reliable indicator of subsurface mineralization and the outline of the molybdenum anomaly is therefore used as a reference in Figure 2. The soil anomaly indicates there are likely two centres, or concentrations, of mineralization: one centred at platform C (300m north of holes CBC-02 and CBC-04) and another at the site of current drilling. Visual estimates of mineralization in drill core support this observation.

Figure 1: Cobrecon Drill Target Map. Previously reported and new soil and rock sample results. Note the numerous samples returning between 0.2and 0.5% Copper in the area of current drilling (holes CBC-05 & CBC-06) in bottom right quarter of the map; this area is the most consistently mineralized zone discovered to date at Cobrecon.

COBRECON SUR

The copper and molybdenum soil sample results at Cobrecon Sur (Figure 2) define the extents of disseminated copper mineralization mapped in the creeks. The copper-molybdenum anomaly is large, measuring 1.5 km wide and 3 km long and soil samples are higher in copper and molybdenum than at Cobrecon to the north. Reconnaissance-level rock sampling has returned grades up to 0.35% copper.

Recently completed airborne geophysics at Cobrecon Sur defines a broad magnetic low coincident with a near-circular EM anomaly that is interpreted to outline quartz-sericite-pyrite alteration around the mineralization (Figure 3). The soil and geophysics anomalies are almost perfectly coincident with a large area of quartz and sulphide stockwork veining with chalcopyrite (copper) mineralization hosted by variably sheared diorite and coarse granite. The granite currently appears to be the best host for mineralization, with rock samples grading up to 0.35% copper - the mineralization is more disseminated in nature within the granite host and the area of mineralized outcrops will be the initial drill target.

Figure 2: Cobrecon Sur gridded molybdenum soil anomaly. Copper soil and rock values are also shown.

THIRD PORPHYRY TARGET UNDER INVESTIGATION

Recent Airborne EM data has identified a strong anomaly to the east (Figure 3) coincident with an area of anomalous silt samples. A few preliminary rock samples from the area have returned altered intrusive rocks (quartz-sericite-pyrite and quartz vein stockwork) suggesting proximity to a porphyry system. Additional ridge and spur soil sampling and reconnaissance rock sampling is underway in the area, which is approximately 2-3 kilometres southeast of the current drill holes.

Figure 3: Regional View of Cobrecon and Cobrecon Sur - Airborne magnetic, airborne EM, and gridded copper and molybdenum soil anomalies. Additional planned soil sampling is shown in red lines; note correlation of anomalous silt samples and the EM anomaly.

FINAL LUCERO DRILLING

Final assay results have now been received for the drilling at the Lucero gold-copper skarn project. The results of holes LUC-22 and 23, which tested the western extent of the surface gold mineralization, indicate the skarn is thinning in that direction, and are at the edges of the skarn as shown in Figure 4. Drillhole LUC-022 intersected 0.49 g/t gold and 0.23% copper over 7.5 metres below the skarn, and LUC-023 intersected 0.80 g/t Au and 0.40% Cu over 14.75 metres within the skarn and from surface.

The surface skarn mineralization has been subjected to post-mineral erosion, such that the skarn thickness varies from 10 meters to 150 meters depending on topography. In the area where the best gold mineralization occurs, skarn-hosted mineralization has been eroded, preserving approximately 20-30 metres of mineralization. A conceptual geologic estimate of the resource at Lucero can be made assuming a consistent slab of skarn mineralization 25m thick and average grade of 1-1.5 g/t; the average specific gravity is assumed to be 3 (based on actual core measurements). Applying these figures to surface dimensions of 400 by 200m estimated that at Lucero there are about 6 million tonnes containing 190,000 to 280,000 ounces of gold. Note that, as per National Instrument 43-101 standards of disclosure, this estimate is conceptual in nature and there has been insufficient exploration to define a mineral resource; it is uncertain that further exploration will result in the target being delineated as a mineral resource. Dorato is focussed on discovery of a large, bulk-tonnage resource, and this conceptual estimate indicates Lucero is too small to warrant proving up this geologic estimate to the Inferred category with additional drilling. Therefore, no further exploration is planned.

Drillholes LUC-024 and -025 (see Figure 4) tested deeper disseminated mineralization beneath the skarn in the underlying arenite package. Neither hole intersected significant mineralization.

Cordillera Del Condor Background

The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times. On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp's Fruta del Norte Gold deposit with an inferred resource of 13.6 million contained ounces of gold averaging 7.23 g/t gold), the Mirador Copper-Gold porphyry deposit (recently sold by Corriente Resources Inc.) with measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold plus inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold, and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc.'s Jerusalem Gold deposit in the Chinapintza district with measured & indicated resources of 0.58 million contained ounces gold at 12.4 g/t gold plus an additional 0.71 million ounces inferred contained ounces averaging 11.5 g/t gold). The technical information with respect to the above deposits was obtained through the respective companies' public disclosure documents available on SEDAR.

Figure 4: Lucero geology map, showing position of Section 1100E. Holes LUC-24 and 25 tested disseminated mineralization at depth but did not intersect significant values. Previously released holes shown in grey.

Qualified Person

John Drobe, P.Geo., the Issuer’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report. Mr. Drobe is not independent of the Issuer as he is an officer and a shareholder.

The results of the geophysical survey have been reviewed by Brian Williams, consulting geophysicist, who checked data quality during data acquisition and assists with ongoing interpretation.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist. Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supreme decree from Peruvian authorities and other risks and uncertainties disclosed in the Issuer’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report has been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43- 101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s future disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43- 101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO
Business Telephone No.: (604) 638-5817

Item 9.	Date of Report

June 6, 2011